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MAY 12 2008

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ANNUAL AUDITED REPORT
FORM X-17A-5⑷
PART III

SEC FILE NUMBER
8-32983

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/2007___ AND ENDING ___12/31/2007___
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OXBRIDGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

       420 LEXINGTON AVENUE, SUITE 1425
                          (No. and Street)

       NEW YORK,   N.Y.   10170

       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
               FREDERICK L. GORSETMAN   (212) 661-4700
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREENE, ARNOLD G., CPA

                 (Name – *if individual, state last, first, middle name*)

866 UNITED NATIONS PLAZA, NEW YORK, N.Y.   10017

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

     ☒ Certified Public Accountant
     ☐ Public Accountant
     ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAY 30 2008

~~THOMSON REUTERS~~

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)
               Potential persons who are to respond to the collection of
               information contained in this form are not required to respond
               unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __FREDERICK L. GORSETMAN__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __OXBRIDGE, LLC__ , as of __DECEMBER 31__, 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

SAMANTHA HAJJAR
Notary Public, State of New York
No. 01HA8135331
Qualified in Nassau County
Commission Expires: November 7, 2009

Notary Public

_____
Signature

__MANAGING DIRECTOR__
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OXBRIDGE, LLC

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITOR'S REPORT

FORM X-17A-5

FOR THE YEAR ENDED

DECEMBER 31, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

CONTENTS

DECEMBER 31, 2007

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

———

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
      Members of

OXBRIDGE, LLC

I have audited the accompanying statement of financial condition of Oxbridge, LLC as of December 31, 2007, and the related statements of income, changes in members' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oxbridge, LLC as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 11, 2008

OXBRIDGE, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets:

Cash	$ 20,452
Total assets	**$ 20,452**

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:

Accrued expenses		$ 300
Total liabilities		300

Members' capital:

Members' capital	$ 20,152	
Total Members' capital		20,152
Total liabilities and members' capital		$ 20,452

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

STATEMENT OF INCOME AND EXPENSE

FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues:

Consulting fees		$ 390,000
Other income		35,000
Interest income		395
Total revenue		**425,395**

Expenses:

Consulting	$417,000	
Registrations and assessments	1,200	
Other expenses	350	
Total expenses		**418,550**

Income before federal income tax		6,845
Less: Federal income tax		-0-
Net income		**$ 6,845**

See notes to financial statements.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

Resources provided:

Net income	$ 6,845
Total resources provided	6,845
Resources applied:	-0-
Increase	**6,845**
Cash - January 1, 2007	13,607
Cash - December 31, 2007	**$20,452**

See notes to financial statements.

4

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2007

Members' capital, January 1, 2007	$ 13,307
Add: Net income	6,845
Members' capital, December 31, 2007	$ 20,152

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ -0-
Increases and (decreases)	-0-
Balance, December 31, 2007	$ -0-

See notes to financial statements.

5

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Oxbridge, LLC (the "Company"), a New York Limited Liability Company, operates as an investment banker providing capital creation and financial advisory services to various clients in the United States. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority, Inc. (FINRA). Through December 31, 2007 the Company did not carry or hold securities for customers.

2. SIGNIFICANT ACCOUNTING POLICIES:

The Company recognized fee income for advisory services provided to clients, Advisory services are on a contractual basis, with the fee stipulated in the contract. Advisory fee revenue is recognized when services provided are substantially completed.

These financial statements have been prepared in conformity with generally accepted accounting principles which require the use of estimates by management.

3. INCOME TAXES:

The Company became a Limited Liability Company on January 4, 2001. No provision for federal income tax has been made, as the company is an LLC and is not liable for Federal Income taxes.

4. NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital as reported on page 8 of this audited Form X-17A-5 indicates net capital of $20,152. In January 2008, the Company filed part IIA of Form X-17A-5 (unaudited) and reported the same net capital of $20.152.

6

5. **RELATED PARTY:**

Pursuant to an agreement between the Company and The Oxbridge Group, whose managing member is a member of the Company, the Company was provided with office space and services at no cost to the Company.

6. **COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 FOR THE YEAR ENDED DECEMBER 31, 2007.**

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The Company operates under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE, LLC

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2007

Members' capital		$ 20,152
Less: non-allowable assets		-0-
Net capital before haircuts		20,152
Less: haircuts on securities		-0-
Net capital		**20,152**
Greater of:		
Minimum dollar net capital required	$5,000	
or		
Minimum net capital required: (6.67% of aggregate indebtedness $300)	$ 20	5,000
Excess net capital		**$15,152**

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses, etc.	$ 300
Percentage of aggregate indebtedness to net capital	1.5%

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

OXBRIDGE , LLC

RECONCILIATION OF NET CAPITAL WITH FOCUS REPORT

DECEMBER 31, 2007

Net capital per company's unaudited X-17A-5, Part IIA Filing (Focus Report)	$ 20,152
Adjustments:	-0-
Net capital per audited report, December 31, 2007	$ 20,152

9

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

ARNOLD G. GREENE

CERTIFIED PUBLIC ACCOUNTANT
866 UNITED NATIONS PLAZA
NEW YORK, N.Y. 10017

---

(212) 751-6910
FAX (212) 751-6911

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Members' of

OXBRIDGE, LLC

In planning and performing our audit of the financial statements and supplementary schedules of Oxbridge, LLC (the "Company") for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts verifications, and comparisons.

2.   Recordation of differences required by rule 17a-13.

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affect the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies that results in more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognized that it is not practicable in an organization the size of the Company to achieve all the divisions of duties and cross-checks generally included in a system internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulation Authority, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 11, 2008

END

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ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT